MACDONALD TUSKEY

CORPORATE AND SECURITIES LAWYERS

Suite 1210, 777 Hornby Street	Telephone: (604) 689-1022
Vancouver, B.C.	Facsimile: (604) 681-4760
V6Z 1S4 CANADA	Email: info@wlmlaw.ca
Email: wmacdonald@wlmlaw.ca
Email: svirani@wlmlaw.ca
Email: lkowan@wlmlaw.ca

Reply Attention of	William Macdonald
Direct Tel.	604.648-1670
EMail Address	wmacdonald@wlmlaw.ca
Our File No.	33724-1 / W0017842.DOC

February 13, 2009

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street North East, Mailstop 7010
Washington, DC 20549

Attention:	Jennifer O’Brien
Division of Corporate Finance

Dear Sir/Mesdames:

Re:	Century Petroleum Corp. (the “Company”)
Form 10-KSB for Fiscal Year Ended April 30, 2008
Filed August 15, 2008
Form 10-Q for Fiscal Quarter Ended July 31, 2008
Filed September 22, 2008
Form 10-Q for Fiscal Quarter Ended October 31, 2008
Filed December 15, 2008
Your File No. 333-126490

We are the solicitors for the Company. Further to our respective voice mail messages, we have been advised that the Company anticipates making amended filings and filing responses to all outstanding comments by February 20, 2009, we apologize for the delay.

Should you have any questions, please do not hesitate to contact the writer.

Yours truly,

W.L. Macdonald Law Corporation

Per: /s/ William L. Macdonald

William L. Macdonald

Macdonald Tuskey is an association of law corporations with lawyers called in the Provinces of British Columbia and Alberta and the States of New York and Washington.